October 25, 2017

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Environmental Petroleum Producers Inc.
8-K filed August 9, 2017 10-Q filed August 18, 2017 File No. 000-55545

Dear Gentlemen:

This letter sets forth the responses of Advanced Environmental Petroleum Producers, Inc., a Florida corporation (the “Company,” “AEPP” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2017 concerning the Company’s (i) Form 8-K filed with the Commission on August 9, 2017 (“8-K”), and (ii) Form 10-Q filed with the Commission on August 18, 2017 (“10-Q”) (File No. 000-55545). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed an amended Form 8-K (“Amended Form 8-K”) and an amended Form 10-Q (“Amended Form 10-Q”), both of which includes our responses to your comments.

Form 10-Q for the Period Ended June 30, 2017

Condensed Notes Financial Statements

Note 1 – Background

Basis of Presentation, page 8

1. Please revise your financial statements and amend your filing, accordingly, so as not to give effect to August 3, 2017 merger. The financial statements contained in the Form 10-Q for the quarterly period ended June 30, 2017 should be those of AAEP before the merger since financial statements that include the date of the merger have not yet been issued. Refer to ASC 250-10-45-21.

Securities and Exchange Commission

October 24, 2017

RESPONSE:

The Form 10-Q for the period ended June 30, 2017 has been amended and filed with the Commission on October 5, 2017 (Form 10-Q/A) and includes the financial statements of AEPP before the merger. The Form 10-Q for the period ended September 30, 2017 filed with the Commission on October 23, 2017 includes the post-merger financial statements as required by ASC-250-10-45-21.

Form 8-K Filed on August 9, 2017

Special Note Regarding Forward Looking Statements, page 2

2. Please revise to remove your reference to the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock, you are not entitled to rely on the safe harbor for forward-looking statements provided by that Act.

RESPONSE:

The reference to the Private Securities Litigation Reform Act of 1995 has been deleted.

Business, page 8

3. We note your various statements in this section regarding the potential safety and efficacy of your product candidate being demonstrated by animal trials that you or your collaborators have completed or by clinical trials you intend to pursue. Please remove statements suggesting that a clinical trial could prove that Prolanta is safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination. It is premature to suggest that a pre-clinical product is safe or effective.

RESPONSE:

These statements have been revised to indicate that the indicated studies files with the IND tested the safety and tolerability of Prolanta “in animals”, and that the determination of successful completion of our Phase 1 clinical trial will be by the FDA. In addition, we have added the following statement in several sections: “However, there can be no assurance that cell line and animal tests will have equivalent results in clinical trials.” These amendments are reflected on pages 8 through 11.

Item 2.01 Completion of Acquisition or Disposition of Assets

Form 10 Information, page 8

4. We note your disclosure under Item 1.01 on page 5 regarding the issuance of AEPP securities in connection with the merger. Please provide the disclosure required by Item 10 of Form 10 as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K.

Securities and Exchange Commission

October 24, 2017

RESPONSE:

A description of such issuances is set forth on pages 6-8 under the subheader “Recent Sales of Unregistered Securities”.

5. Please provide the disclosure required by Item 12 of Form 10.

RESPONSE:

The disclosure required by Item 12 of Form 10 was previously disclosed and continues to be disclosed under the header “Security Ownership of Certain Beneficial Owners and Management” in the Form 8-K/A on pages 42-44.

Scientific Background on Human Prolactin, page 9

6. We note your references in this section to certain scientific studies and research relating to human prolactin. Please identify such studies and research in this section. Please clarify whether these studies and any other studies described were performed on human subject or on human cells.

RESPONSE:

We have amended these to disclosures (on pages 8-11) to indicate that all studies were either cell line or animal studies, not clinical studies. We have also clarified that conclusions from the scientific literature are the Company’s (“we believe”, etc.), and that this will be tested by the Company in a clinical trial. We have also added the citation for the two specific papers referenced.

Description of Prolanta, page 10

7. We note your disclosure regarding studies performed by scientists at The University of Texas MD Anderson Cancer Center and your scientific founder at Clemson. Please revise this section to clearly disclose specific details and parameters of each of the referenced trials, including the date(s) and duration of the studies, any established endpoints, metrics used, specific measurements and observations including those relating to tumor formation, migration, metastasis and vascularization, and statistical significance.

RESPONSE:

We have amended the disclosure (on pages 8-11) to indicate that these were cell line and animal studies. The citation for the scientific publications is included. We have amended the disclosure to indicate that the conclusions are those of the Company.

Securities and Exchange Commission

October 24, 2017

Intellectual Property, page 12

8. With respect to each of the issued patents and pending applications you own, please disclose the following:

•         the number of pending applications you have;

•         the type of patent protection (such as composition of matter, use or process);

•         the patent expiration date;

•         the applicable jurisdictions; and

•         any contested proceedings and/or third party claims.

Please also confirm that all of your patents and patent applications relate to your sole product candidate, Prolanta. In addition, please provide such disclosure for any patents and pending patent applications you have licensed from Monsanto Company.

RESPONSE:

The disclosure (on pages 12-13) has been amended to indicate that all issued patents are use patents, and the specific patents (US and non-US) related to ovarian cancer are listed. The US expiration date (before consideration of any FDA-related extensions) is listed. The disclosure is also amended to indicate that patents claims can only be read in relation to the specifications and prosecution history and may be subject to litigation or challenge. There are no current contested proceedings to disclose. There are no patents licensed from Monsanto. See the response below.

9. We note your disclosure that you licensed technology from Monsanto related to methods of manufacturing Prolanta and that you may be required to pay a royalty of up to 2% upon the commercial sale of Prolanta. Please file this license agreement as an exhibit or tell us why you do not believe you are required to do so. In addition, please expand your disclosure of this agreement to provide the following:

•         the nature and scope of the intellectual property transferred;

•         each parties’ rights and obligations;

•         the duration of the agreement and the royalty term;

•         termination provisions;

•         investment features or share purchases; and

•         payment provisions, including upfront payments made, aggregate amounts paid or received to date under the agreement, aggregate future potential milestone payments to be paid or received and profit or revenue-sharing provisions.

Securities and Exchange Commission

October 24, 2017

RESPONSE:

The disclosure (on page 13) related to technology licensed from Monsanto has been amended to read: “We have also licensed trade-secret technology from Monsanto Company related to methods of manufacturing Prolanta™, and we may be required to pay a royalty of up to 2% upon the commercial sale of Prolanta™. We paid an initial fee of $200,000 in 2010. There are no other milestones or payment requirements. This transferred technology was modified by our contract manufacturer, which may reduce any royalty related to the use of the bacterial expression system.” We do not believe the Monsanto license is a material contract because there are no future terms, no significant events of default, or other provisions that will affect our operations other than as disclosed; therefore, the license is not filed as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 41

10. Please revise your disclosure to identify the natural person or persons, if any, who have voting and investment control of the shares held by Biovectra Inc. and Integrium LLC.

RESPONSE:

Disclosure as to the identity of the natural person of Biovectra, Inc. and Integrium LLC possessing voting and investment control over Company Common Stock and Series A Preferred Stock is set forth on page 42 of the Form 8-K.

Directors and Executive Officers, page 42

11. Please disclose when the current term of office of your directors will end. Refer to Item 401(a) of Regulation S-K.

RESPONSE:

Additional disclosure as to the terms of the directors is set forth on page 44 of the Form 8-K.

12. Please expand your disclosure of the biographical information provided for Messrs. Redman and Payne to discuss briefly the specific experiences, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to Item 401(e)(1) of Regulation S-K.

RESPONSE:

Additional disclosure addressing the Item 401(e)(1) qualifications for Messrs. Redman and Payne have been added to pages 44 and 45 of the Form 8-K.

13. We note that Mr. Payne is currently the President and Director of AuroRad, Inc. in addition to his roles with the company and Oncolix. Please disclose the amount of time Mr. Payne expects to devote to your company and consider including risk factor disclosure addressing potential conflicts of interest with respect to the time available to devote to your business and with respect to any applicable business conflicts.

Securities and Exchange Commission

October 24, 2017

RESPONSE:

Additional disclosure with respect to Mr. Payne’s responsibilities with AuroRad, Inc. and the Company is added to pages 44-45 of the Form 8-K. Please note that this issue was and continues to be also addressed under the section “Executive Compensation.” As AuroRad, Inc. is in the business of radiation dose enhancement, which is non-competitive with the business of the Company, and given Mr. Payne’s employment with the Registrant has always been less than 100% since 2011, which has been fully disclosed, we believe there is no conflict of interest, the arrangement is not material to an investment decision and none has been added.

Executive Compensation, page 43

14. We note your disclosure that you entered into severance agreements with Messrs. Redman and Payne in 2016. Please file these agreements as exhibits.

RESPONSE:

The severance agreements were filed with the SEC on August 29, 2017 as part of the Company’s registration statement on Form S-1. A cross-reference to these exhibits (and cross-reference to the SEC filing pursuant to which such exhibits were filed) has been added to the exhibit page.

Unaudited Pro Forma Condensed Financial Statements, page F-26

15. Please remove the December 31, 2016 unaudited condensed combined pro forma balance so as to present only a March 31, 2017 unaudited condensed combined pro forma balance sheet.

RESPONSE:

Only the March 31, 2017 unaudited condensed combined pro forma balance sheet is presented.

16. Please refer to your disclosure that the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2017 was prepared assuming the transaction occurred on January 1, 2017. Similar to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016, the three months ended March 31, 2017 should also be prepared assuming the transaction occurred on January 1, 2016.

Securities and Exchange Commission

October 24, 2017

RESPONSE:

The unaudited pro forma condensed combined statement of operations for all periods have been revised assuming the transaction occurred on January 1, 2016.

17. Please revise the unaudited pro forma condensed combined balance sheet and statements of operations to give effect to the $4,190,464 convertible debt and warrant financing, a transaction that also occurred on August 3, 2017 in which AEPP and Oncolix entered into material agreements with investors.

RESPONSE:

The unaudited pro forma condensed combined balance sheet and statements of operations have been revised to provide the pro forma effect of the convertible debt and warrant financing.

Exhibits

18. We note that you have filed the Amendment to Articles of Incorporation to designate the Series A Preferred Stock. Please also file your Articles of Incorporation and Bylaws.

RESPONSE:

The articles of incorporation and bylaws were previously filed with the SEC. A reference to these previously filed exhibits (and cross-reference to the SEC filing pursuant to which such exhibits were filed) has been added to the exhibit page.

Regards,

Thomas C. Pritchard